Exhibit 3.1

Certificate of Amendment

of

Certificate of Incorporation

of

ContraVir Pharmaceuticals, Inc.

Under Section 242 of the Delaware General Corporation Law

ContraVir Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended by adding the following to Section 1 of Article IV:

The foregoing amendment shall be effective as of 5:00 p.m., New York City time on May 25, 2018 (the “Effective Time”), every eight (8) shares of the Corporation’s Common Stock (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one (1) share of Common Stock of the Corporation (the “New Common Stock”) (such formula herein, the “Determined Ratio”). Further, every right, option and warrant to acquire shares of Old Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) share of New Common Stock based on the Determined Ratio of shares of Old Common Stock to shares of New Common Stock, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted).

Notwithstanding the immediately preceding paragraph, the Corporation shall not be required to issue or deliver any fractional shares of New Common Stock. Holders of common stock otherwise entitled to a fractional share as a result of the reverse stock split will receive a cash payment in lieu of such fractional share.. Shares of Common Stock that were outstanding prior to the Effective Time and that are not outstanding after the Effective Time shall resume the status of authorized but unissued shares of Common Stock.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive whole shares in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any whole share in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.

SECOND: The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 25th day of May, 2018.

James Sapirstein, CEO